Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
215.564.8000

July 2, 2010

VIA EDGAR

Christina DiAngelo and Jim O’Connor
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:
Responses to SEC Staff Disclosure and Accounting Comments on the Registration
Statements on Form N-14 for Voyageur Mutual Funds III (File No. 333-167200) and
Delaware Group Equity Funds IV (File No. 333-167343)

Dear Ms. DiAngelo and Mr. O’Connor:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on June 23, 2010, with regards to the Registrants’ Registration Statements on Form N-14 that were filed on May 28, 2010 by Voyageur Mutual Funds III and June 4, 2010 by Delaware Group Equity Funds IV, which relate, respectively, to the reorganizations of the Delaware Growth Equity Fund into the Delaware Select Growth Fund and the Delaware Trend Fund into the Delaware Smid Cap Growth Fund.

For your convenience, below we have summarized your comments and have set forth the Registrants’ response to each comment.

General Comments Applicable to Both Registration Statements

1.	Comment: Explain supplementally whether the repositionings of the Delaware Funds being acquired (the “Acquired Funds”) were made in anticipation of the reorganizations.

Response:  The repositionings of the Acquired Funds were not made in anticipation of the reorganizations, but instead resulted from Delaware Management Company's ("DMC") decision to replace its emerging growth portfolio management team with its focus growth portfolio management team.   As a consequence of the change of portfolio management teams, the Delaware Growth Equity Fund (formerly the Delaware American Services Fund), Delaware Trend Fund and Delaware Smid Cap Growth Fund (formerly, Delaware Growth Opportunities Fund) had to revise their investment objectives and principal investment strategies and policies to reflect the new investment direction of their new portfolio management team.  Delaware Growth Equity Fund was transitioned into a more broadly diversified growth strategy while the Delaware Trend Fund and Delaware Smid Cap Growth Fund were transitioned into a focus smid-cap growth equity strategy.  Once these repositionings were accomplished, DMC then evaluated its various fund offerings within the Delaware Investments Family of Funds and decided to combine redundant Funds and propose that the Delaware Growth Equity Fund be reorganized into the Delaware Select Growth Fund and that the Delaware Trend Fund be reorganized into the Delaware Smid Cap Growth Fund.

2.
Comment:  Disclose in each Proxy Statement/Prospectus: (i) the percentage of the portfolio securities of the Acquired Funds that were disposed as a result of the repositioning of the Acquired Funds, (ii) an estimate of any capital gains experienced by shareholders of the Acquired Funds as a result of the repositioning, and (iii) the brokerage costs to the Acquired Funds as a result of the repositioning.

Response:  Each Proxy Statement/Prospectus will be revised to include the disclosure requested.

3.	Comment: In the Notes to the Pro Forma Financial Statements, include disclosure regarding the valuation of securities required by FAS 157.

Response:  The Notes to the Pro Forma Financial Statements within each Form N-14 Registration Statement will be revised to include the disclosure requested.

4.
Comment:  Since DMC has agreed  to pay a portion of the costs of the reorganizations, file as an exhibit to each Form N-14 Registration Statement the agreements between DMC and the Delaware Funds obligating DMC to bear those costs.

Response:  The Registrants will each file an Amended and Restated Agreement and Plan of Reorganization (each, the “Agreement”) reflecting DMC’s obligation to bear part of the costs of each reorganization.  Voyageur Mutual Funds III will file the Agreement as an exhibit in a pre-effective amendment to its Form N-14 Registration Statement.  Delaware Group Equity Funds IV will file the Agreement as an exhibit in a post-effective amendment to its Form N-14 Registration Statement.

5.
Comment:  Include disclosure regarding the board’s leadership structure, the trustees’ background and qualifications to serve on the board, and the board’s role in risk oversight per recent amendments to Form N-1A.

Response:  The Registrants respectfully decline this comment.  The revisions to Form N-1A requiring the disclosure requested became effective February 28, 2010.  Delaware Group Equity Fund III last filed a post-effective amendment on behalf of its series, Delaware Growth Equity Fund and Delaware Trend Fund, on October 28, 2009.  Delaware Group Equity Funds IV last filed a post-effective amendment on behalf of its series, Delaware Smid Cap Growth Fund, on January 28, 2010.  Voyageur Mutual Funds III last filed a post-effective amendment on behalf of its series, Delaware Select Growth Fund, on August 28, 2009.  As a result, none of the Funds’ current statements of additional information include the disclosure requested because the amendments to Form N-1A became effective after the Registrants’ most recent post-effective amendment to their Form N-1A Registration Statements were already effective and in use.  The Registrants desire to maintain consistency between the disclosure in the statement of additional information contained in their Form N-14 Registration Statements and the statement of additional information contained in their Form N-1A Registration Statements.

6.
Comment:  If appropriate, either add as a footnote to the Schedule of Investments in the Pro Forma Financial Statements or as a note to the Pro Forma Financial Statements, a statement that discloses that all securities of the Acquired Funds comply with the investment restrictions and guidelines of the Delaware Fund that is acquiring it (an “Acquiring Fund”).

Response:  Disclosure that states “The holdings of the Acquired Fund comply with the investment restrictions and guidelines of the Acquiring Fund” will be included as a note to the Pro Forma Financial Statements.

Voyageur Mutual Funds III

1.
Comment:  The current Pro Forma Financial Statements are as of a date prior to the repositioning.  A delaying amendment should be filed, and the Form N-14 Registration Statement should be re-filed with Pro Forma Financial Statements that are as of a date after the repositioning.  Consider using April 30, 2010 financial information that will need to be completed by the end of June.  In addition, the capitalization table, capital loss carry over table and expense table should be updated to reflect the April 30, 2010 financial information.

Response:  A delaying amendment was filed via EDGAR on Thursday June 24, 2010.  See SEC Accession No. 0001450789-10-000200.

The Form N-14 Registration Statement will be re-filed as requested with Pro Forma Financial Statements that include information as of April 30, 2010.  In addition, the capitalization table, capital loss carry over table and expense table included in the Proxy Statement/Prospectus will be updated to reflect the financial information as of April 30, 2010.

2.
Comment:  On page 9 of the Proxy Statement/Prospectus, footnote 6 to the Fee Table discloses that the portion of the costs of the reorganization to be allocated to the Acquired Fund and Acquiring Fund will be $33,661.  The number should be revised to $28,051 for the Acquired Fund and $39,271 for the Acquiring Fund in order to reflect the disclosed cost allocation (i.e., 25% for the Acquired Fund and 35%  for the Acquiring Fund).

Response:  The Proxy Statement/Prospectus will be revised as requested.

Delaware Group Equity Funds IV

1.	Comment: On page 21 of the Proxy Statement/Prospectus update the capital loss carryover table information so it is as of a date after the repositioning.

Response:  The Proxy Statement/Prospectus will be revised as requested.

2.
Comment:  In the capitalization table, on page 23 of the Proxy Statement/Prospectus, revise the “Total shares outstanding” figures under the “Pro Forma Adjustments to Capitalization” column to state (3,884,354) and the “Acquiring Fund after Transaction” column to state 36,977,461.

Response:  The capitalization table within the Proxy Statement/Prospectus will be revised as requested.

3.
Comment:  In the Statement of Operations contained in the Pro Forma Financial Statements, footnote C should be inserted in the column “Delaware Smid Cap Growth Fund Pro Forma Combined” and deleted from the historical columns for the Delaware Trend Fund and Delaware Smid Cap Growth Fund.

Response: The Statement of Operations contained in the Pro Forma Financial Statements will be revised as requested.

* * * *

If you have any questions or comments concerning any of the responses presented above, please do not hesitate to me at (215) 564-8149.

Very truly yours,

                                                                                                                                    /s/Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.